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Announcement Details

Company	Headline	Embargo	Last Update
C&C Group Plc	Holding In Company		15:12 5 Apr 06

Full Announcement Text

SUPPL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

RECEIVED 2006 APR 10 12:45 OFFICE OF INTERNATIONAL CORPORATE FINANCE

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest Deutsche Bank AG
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Deutsche Bank AG	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached copy letter of Notification from Deutsche Bai AG

PROCESSED APR 1 1 2006 THOMSON FINANCIAL

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed	8. Percentage of issued c (any treasury shares he by company should no taken into account whe calculating percentage
N/A	N/A	N/A	N/A

9. Class of security	10. Date of transaction	11. Date listed company informed
Ordinary shares of E0.01 each	N/A	04/04/2006

12. Total holding following this notification	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed compan should not be taken into account when calculating percentage)
UNKNOWN	LESS THAN 5%

dlw 4/10

14. Any additional information N/A	**15.** Name of contact and telephone number for queries Marcus Lynch Group Legal Adviser + 353 1 616 1100
16. Name and signature of duly authorised officer of the listed company responsible for making this notification Noreen O'Kelly Group Secretary Date of notification 5th April 2006	

4th April 2006

Deutsche Bank
Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

The Company Secretary
C&C Group plc
Kylemore Park
Dublin 10

Dear Sir,

Further to our letter of 10 March 2006 and in accordance with Chapter 2 of Part IV of the Companies Act 1990, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 325,204,207 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of C&C group plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification please contact Andrew Anderson or David Lindsay in the London Compliance

Department of Deutsche Bank AG.

Yours faithfully,
For DEUTSCHE BANK AG

Authorised Signatory

END

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